Exhibit 99.1

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MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO 2020-2022 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

On 10 October 2019 (after trading hours), the Company entered into the 2020-2022 Finance and Lease Service Framework Agreement with CSA Leasing to renew the transactions under 2018- 2019 Finance and Lease Service Framework Agreement. Pursuant to 2020-2022 Finance and Lease Service Framework Agreement, CSA Leasing agreed to continue to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft, helicopters and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2020-2022 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

CSA Leasing is an indirect wholly-owned subsidiary of CSAH, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement is more than 25% but less than 100% on an annual basis, the Finance Lease Transactions will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the Finance Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement is more than 5% but less than 25% on an annual basis, the Operating Lease Transactions will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules, therefore the Operating Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transaction under Chapter 14 of the Listing Rules.

A circular containing further information in relation to the Proposed Transactions, including a letter from the Independent Board Committee and a letter from the Independent Financial Advisor, both advising on the terms of the 2020-2022 Finance and Lease Service Framework Agreement and other related matters under the Listing Rules, will be issued by the Company and despatched to the Shareholders no later than 31 October 2019.

BACKGROUND

On 10 October 2019 (after trading hours), the Company entered into the 2020-2022 Finance and Lease Service Framework Agreement with CSA Leasing to renew the transactions under the 2018- 2019 Finance and Lease Service Framework Agreement. Pursuant to the 2020-2022 Finance and Lease Service Framework Agreement, CSA Leasing agreed to continue to provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, as well as the operating lease service to the Company in relation to certain aircraft, helicopters and engines, as and when the Company considers desirable, in the interests of the Company and the Shareholders as a whole in accordance with the terms and conditions of the 2020-2022 Finance and Lease Service Framework Agreement and the relevant implementation agreements contemplated thereunder.

2020-2022 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

(1) General Terms

Date	:	10 October 2019

Lessor(s)	:	CSA Leasing or wholly-owned subsidiaries of CSA Leasing which has been or are to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone, the Xiamen Xiangyu Bonded Zone or other zones of the PRC for the purpose of the Proposed Transactions

Lessee(s)	:	The Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries)

Effective term	:	From 1 January 2020 to 31 December 2022

Effectiveness and conditions	:	The 2020-2022 Finance and Lease Service Framework Agreement is effective upon execution by the parties and approval of the 2020-2022 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder by the Board and the Independent Shareholders at the EGM.

(2) Finance Lease Transactions

The major terms of the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Finance Lease Transactions	:	The Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan from 1 January 2020 to 31 December 2022, subject to adjustment from time to time.

Based on the Company’s introduction plan from 1 January 2020 to 31 December 2022, the number of the Leased Aircraft will not be more than 50, 51 and 41 for the year ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively, subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements with Airbus S.A.S., Boeing Company and Comac in relation to the Leased Aircraft, which agreements have been or will be negotiated and agreed independently and separately and has fulfilled or will fulfill the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations (including the Listing Rules).

As for the Aircraft Related Assets and the Aviation Related Equipment, the Company has signed or will sign the relevant purchase agreements with the independent third parties, which agreements have been or will be negotiated and agreed independently and separately and will fulfil or has fulfilled the relevant internal approval procedures in accordance with relevant laws and regulations (including the Listing Rules).

Aggregate principal amount of the Finance Lease Transactions	:	Not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment).

Rental fee/Interest rate	:	The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

Under the Finance Lease Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee, of which the principal portion is measured according to the equal-principal (equal instalment principal and corresponding interests incurred by the remaining principal) or average-capital-plus-interests (average instalment for all the principal and interests) standard, or such standard of measurement as otherwise agreed by the Company and CSA Leasing, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment and concluding on the date of the last payment for such subject matter, subject to the terms and conditions of each individual Finance Lease Agreement. The Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the subject matter and the interest thereunder.

Prerequisites	:	The Company may mandate the finance lease arrangements for the aircraft, the Aircraft Related Assets and the Aviation Related Equipment to CSA Leasing depending on the following prerequisites:

(1)   the stable operation of CSA Leasing which has satisfied that (i) the registered capital of CSA Leasing has been paid up; (ii) an experienced team covering from business to risk management has been built up; (iii) it has the track record to deliver aircraft under finance lease transactions; and (iv) it complies the relevant PRC laws and regulations in relation to the finance lease from time to time, and CSA Leasing’s qualification and ability in engaging in large-scale aircraft, Aircraft Related Assets and Aviation Related Equipment finance lease transactions;

(2)   the comprehensive costs (including the relevant rental fee plus handling fee and deduct other costs which would be saved according to favourable condition such as deductible value added tax) regarding the financing proposal(s) provided by CSA Leasing to the Company is not higher than (i) those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes or, in the event that item (i) above is not applicable due to the unavailability of proposals or due to the occasional operation needs of the Company, (ii) the comprehensive costs (including the relevant rental fee plus handling fee and deduct other costs which would be saved according to favourable condition such as deductible value added tax) regarding the same type of transaction carried out during the relevant period; and

(3)   the capability of the Lessor(s) to issue value added tax invoices for the principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax.

Handling fee	:	The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date or on the agreed date after the respective Delivery Date.

Buy-back	:	During the lease period, the Lessor(s) have ownerships of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment. Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessee(s) is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from the Lessor(s) at a nominal purchase price for such subject matter. The Lessor(s) shall complete all relevant and necessary procedures in assigning the ownership in such Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment to the Lessee(s).

Implementation Agreements	:	To implement the Finance Lease Transactions, separate Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2020- 2022 Finance and Lease Service Framework Agreement.

The lease period of the subject matter under the 2020-2022 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft under the separate Finance Lease Agreement(s) would be 10-12 years. Based on the common practice of the aviation industry, the lease period of the Leased Aircraft Related Assets under the separate Finance Lease Agreement(s) would be 12 years. In addition, with reference to the accounting policy in respect of the Aviation Related Equipment of the Company, the lease period of the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) would be 5 years.

In addition, as for the Leased Aircraft under the Finance Lease Transactions, the handling fee ratio of 1% is determined with reference to the average handling fee ratio from the previous proposals received by the Company from the independent third parties. As the Aircraft Related Assets have similar nature with the aircraft, the same handling fee ratio shall be adopted for the Leased Aircraft Related Assets under the Finance Lease Transactions. As for the Leased Aviation Related Equipment, the handling fee ratio of 1.5% is determined after taking into account the relatively more complicated handling procedures due to the relatively larger handling volumes of certain equipment under the Aviation Related Equipment. The actual determination of the interest rate and the handling fee will be considered as a whole and governed by the pricing policy as disclosed above under the item “Prerequisites”.

(3)   Operating Lease Transactions

The major terms of the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Operating Lease Transactions	:	The aircraft, helicopters and engines in the Company’s introduction plan through operating lease from 1 January 2020 to 31 December 2022 with a lease period of over one year.

Rental fee	:	The rental fee will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft, helicopters and engines satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee will be prepaid by the Company on a monthly or quarterly basis, commencing on the delivery date or replacement date of each of the aircraft, helicopters and/or engines.

Prerequisites	:	The Company may mandate the operating lease arrangement for the aircraft, helicopters and engines depending on the following prerequisites:

(1) the aircraft, helicopters or engines under the Operating Lease Transactions are owned by the Lessor(s) with proprietary rights; and

(2)   the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) provided by CSA Leasing to the Company is not higher than (i) those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes or, in the event that item (i) above is not applicable due to the unavailability of proposals or due to the occasional operation needs of the Company, (ii) the comprehensive costs currently borne by the Company on the same types of aircraft, helicopters and engines, with reference to the similar model and similar age for the aircraft in the domestic market and the similar model for the engines in the domestic market and adjusted in accordance with the condition and utilisation of the individual aircraft, helicopters or engines.

Ownership	:	During the lease period, the Lessor(s) have ownerships of the aircraft, helicopters and engines and the Lessee(s) have the rights to use the aircraft, helicopters and engines. Upon the expiry of the lease period, the Lessee(s) should return the aircraft, helicopters and engines to the Lessor(s).

Implementation Agreements	:	To implement the Operating Lease Transactions, separate Operating Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the aircraft, helicopters and engines, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2020-2022 Finance and Lease Service Framework Agreement.

In relation to the pricing policy, the Company will obtain and review (i) at least three proposals from independent third parties regarding the finance lease of the aircraft, Aircraft Related Assets and Aviation Related Equipment to evaluate and determine if the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties; and (ii) at least three proposals from independent third parties regarding operating lease of aircraft, helicopters and engines and determine if the comprehensive costs provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties and the Company will also refer to the pricing policy as disclosed above under the item “Prerequisites”.

INFORMATION ABOUT THE PARTIES

The Company

The principal business activity of the Company is that of civil aviation.

CSA Leasing and CSAH

CSA Leasing is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses. CSA Leasing is a company incorporated in the PRC with limited liability, and owned as to 75% by China Southern Airlines Group Capital Holding Limited* (中國南航集團資本控股有限公司) and 25% by Nan Lung Holding Limited, each a wholly-owned subsidiary of CSAH as at the date of this announcement. CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is investment holding.

HISTORICAL TRANSACTION AMOUNTS AND PROPOSED ANNUAL CAPS

(1)	Finance Lease Transactions

Historical Transaction Amounts

The Company has conducted transactions in relation to finance leasing with CSA Leasing in 2018 and 2019, namely the 2018-2019 Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement. The annual cap for the 2018-2019 Finance Lease Transactions for the two years ending 31 December 2019 was US$2,621 million and US$3,126 million, respectively. The total rental fee (including principal and interests) and handling fee payable under the 2018-2019 Finance Lease Transactions for the year ended 31 December 2018 and for the nine months ended 30 September 2019 was US$1,397 million and US$1,427.83 million, respectively.

The main reasons for the difference between the actual transaction amount and the annual cap were (i) the Company applied approximately RMB7.7 billion of the proceeds from the non- public issuance of Shares in 2018 for acquiring aircraft, which reduced the number of aircraft introduced by the Company by finance lease; (ii) as instructed by the Civil Aviation Administration of China, the Company postponed acceptance of certain aircraft originally scheduled to be delivered in 2019; and (iii) the prerequisites of entering into the 2018-2019 Finance Lease Transactions, the comprehensive costs (including the relevant rental fee plus handling fee and deduct other costs which would be saved according to favourable condition such as deductible value added tax) regarding the financing proposal(s) provided by CSA Leasing to the Company is not higher than those provided by at least three independent third parties and, in light of the prerequisites, in the year ended 31 December 2018 and the nine months ended 30 September 2019, the actual comprehensive costs of the 2018-2019 Finance Lease Transactions awarded to and conducted with CSA Leasing under the 2018-2019 Finance and Lease Service Framework Agreement were lower than expected.

Proposed Annual Caps

As for the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement, the total fee payable is the sum of the rental fee, the handling fee and the buy-back fee, and the total rental fee payable under the Finance Lease Transactions equals to the sum of the principal and the interest payable under each Finance Lease Agreement for the entire lease period for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment.

In arriving the proposed total rental fee (including principal and interest) payable under the Finance Lease Transactions, (i) considering the purchase price of aircraft of the same model and same age as the Leased Aircraft in the domestic market, (ii) considering the lease period for each of the Leased Aircraft would be 10-12 years and the lease period for each of the Leased Aircraft Related Assets would be 12 years as disclosed above, the Company adopted the prevailing benchmark interest rate of 4.9%, which is the benchmark interest rate for RMB loan for over five years set by the PBOC (the “PBOC 5 Years Benchmark Rate”) for the calculation; and (iii) considering the lease period for each of the Leased Aviation Related Equipment would be five years as disclosed above, the Company adopted the prevailing benchmark interest rate of 4.75%, which is the benchmark interest rate for RMB loan for 1-5 years set by the PBOC (the “PBOC 1-5 Years Benchmark Rate”, together with the PBOC 5 Years Benchmark Rate, the “PBOC Benchmark Rates”).

When the Company entering into the separate Finance Lease Agreement for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the actual interest rate will be set at a premium or discount with a fix percentage to the PBOC Benchmark Rates. During the term of the Finance Lease Agreement(s), if the PBOC Benchmark Rates is adjusted by the People’s Bank of China, the interest rate for the Finance Lease Transactions shall be adjusted accordingly in the same direction. Based on the previous proposals received by the Company from the independent third parties, the interest rate usually would not be higher than the relevant PBOC Benchmark Rates.

The Company believes that it would be appropriate to adopt the PBOC Benchmark Rates in arriving the proposed total interest payable under the Finance Lease Transactions, after considering that the PBOC Benchmark Rates is commonly adopted in finance lease transactions in the PRC, especially when the repayment of rental fee (including interests payable) is denominated in RMB and having provided certain buffer to the Company as compared with the current market condition.

The Company will monitor the proposed cap as disclosed below and make sure it will not be exceeded. If the interest payable is higher than the one used in arriving the proposed cap for the Finance Lease Transactions, the Company may choose to reduce the transaction volume with CSA Leasing (including lowering the financing percentage). However, in any event, the Company will comply with the Listing Rules from time to time if the proposed cap would be exceeded.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft (excluding helicopters) finance lease transactions shall not exceed 60% of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft planned to be introduced under the Company’s introduction plan from 2020 to 2022; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed total amount of the Aircraft Related Assets to be introduced under the Company’s introduction plan from 2020 to 2022; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2020 to 2022, the proposed total rental fee (including principal and interest) and handling fee under the Finance Lease Transactions is set out as below:

Units: US$ in millions

Transaction period	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
Total rental fee (including principal and interest) and handling fee	5,140 (or the equivalent amount in RMB)	5,039 (or the equivalent amount in RMB)	4,434 (or the equivalent amount in RMB)

Pursuant to IFRS 16, the Finance Lease Transactions by the Company (including the wholly- owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries) as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed annual caps for the Finance Lease Transactions for the year ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are approximately US$3,922 million (or the equivalent amount in RMB), US$3,833 million (or the equivalent amount in RMB) and US$3,385 million (or the equivalent amount in RMB), respectively. The proposed caps are set on the total value of right-of-use assets relating to the Finance Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee (including principal and interest) and the handling fee for the newly added Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment in each year with discount rates which is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. To illustrate how the caps are determined, the discount rates used in the above calculation ranging from 4.75% to 4.9%, which are equivalent to the current PBOC Benchmark Rates with reference to the corresponding lease periods.

(2)	Operating Lease Transactions

Historical Transaction Amounts

The Company has conducted transactions in relation to operating leasing with CSA Leasing in 2018 and 2019, namely the 2018-2019 Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement. The annual cap for 2018-2019 Operating Lease Transactions for the two years ending 31 December 2019 was US$150 million and US$240 million, respectively. The annual rental fee payable under the 2018-2019 Operating Lease Transactions for the year ended 31 December 2018 and for the nine months ended 30 September 2019 was US$13.19 million and US$13.59 million, respectively.

The main reasons for the difference between the actual transaction amount and the annual cap were (i) the Company reduced the number of aircraft introduced by operating lease due to a number of factors, such as commercial considerations, and (ii) the prerequisites of entering into the 2018-2019 Operating Lease Transactions, the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) provided by CSA Leasing to the Company is not higher than those provided by at least three independent third parties and, in light of the prerequisites, in the year ended 31 December 2018 and the nine months ended 30 September 2019, the actual comprehensive costs of the 2018-2019 Operating Lease Transactions awarded to and conducted with CSA Leasing under the 2018-2019 Finance and Lease Service Framework Agreement were lower than expected.

Proposed Annual Caps

In arriving the proposed annual rental fee and total rental fee payable under the Operating Lease Transactions, the Company considered the aircraft, helicopters and engines planned to be introduced by operating lease based on the Company’s introduction plan for 2020 to 2022 and their estimated monthly rental fee. For aircraft and helicopters, the Company made reference to the available market data on current market value and lease rate factor generally adopted in the aviation industry for aircraft and helicopters of different models and age. The calculation of the monthly rental fee is derived by multiplying the relevant current market value and lease rate factor for aircraft or helicopters of similar model and age. Specifically, the Company considered the conditions and utilisation of individual aircraft and (i) the lease period for the aircraft being 5 to 12 years and a lease rate factor of 0.85%; and (ii) the lease period for the helicopters being 12 years and a lease rate factor of 1.3%. For engines, the Company made reference to the available market data on current lease rates generally adopted in the aviation industry for engines of different models and age, considering the condition and utilisation of individual engines, and the lease period being 2 to 10 years.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of operating lease transactions of the aircraft and helicopters shall not exceed 50% of the aggregate amount of all aircraft planned to be introduced under the Company’s introduction plan from 2020 to 2022; and (ii) the maximum aggregate transaction amount of the operating lease of the engines shall not exceed total amount of the engines planned to be introduced under the Company’s introduction plan from 2020 to 2022, the proposed maximum annual rental fee and total rental fee under the Operating Lease Transactions is set out as below:

			Units: US$ in millions

Transaction period	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
Annual rental fee (Note 1)	135 (or the equivalent amount in RMB)	255 (or the equivalent amount in RMB)	368 (or the equivalent amount in RMB)
Total rental fee (Note 2)	1,385	1,213	1,201

Notes:

1.

The annual rental fee refers to the rental actually payable by the Company to CSA Leasing each year, including the 12-month rental for existing aircraft, helicopters and engines and newly added aircraft, helicopters and engines in that year.

2.

The total rental fee refers to the total rental for newly added aircraft, helicopters and engines with a full lease term of 2 years to 12 years leased by the Company from CSA Leasing by way of operating lease each year.

Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed annual caps for the Operating Lease Transactions for the year ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are approximately US$1,116 million (or the equivalent amount in RMB), US$961 million (or the equivalent amount in RMB) and US$949 million (or the equivalent amount in RMB), respectively. The proposed caps are set on the total value of right-of-use assets relating to Operating Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee as disclosed in the table above for the newly added aircraft, helicopters and engines in each year with discount rates which is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. To illustrate how the caps are determined, the discount rates used in the above calculation ranging from 4.75% to 4.9% which are equivalent to the current PBOC Benchmark Rates with reference to the corresponding lease periods.

REASONS FOR ENTERING INTO THE PROPOSED TRANSACTIONS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

Entering into the 2020-2022 Finance and Lease Service Framework Agreement will broaden financing channels for the aircraft, the Aircraft Related Assets and the Aviation Related Equipment and also increase the fleet through operating lease to satisfy the business development need of the Company and the industry growth. The finance lease of the aircraft, the Aircraft Related Assets and the Aviation Related Equipment would provide more flexibility than those being purchased directly by the Group and have less impact on the working capital of the Group. The operating lease of aircraft, helicopters and engines would also provide the flexibility for the Group on the arrangement of its fleet.

The Company is of the view that it is beneficial for the Group to enter into the 2020-2022 Finance and Lease Service Framework Agreement with CSA Leasing after considering alternative financing options.

Firstly, based on (i) CSA Leasing with the paid-up registered capital of RMB2 billion is an indirect wholly-owned subsidiary of CSAH, which is one of the three core PRC air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission; (ii) the credit lines offered by the banks to CSAH can be also used by CSA Leasing; (iii) over 20 banks including the state-owned banks has negotiated with CSA Leasing on the provision of financing to CSA Leasing; and (iv) CSA Leasing is incorporated in Guangzhou Nansha Free Trade Zone and therefore CSA Leasing can enjoy the favourable financial policy with the support of government authorities at various levels and various financial institutions, CSA Leasing has a strong capital strength to ensure adequate funding, with the qualification and ability to conduct the large-scale aircraft, the Aircraft Related Assets and the Aviation Related Equipment finance lease transactions, and the continuous expansion of finance means and channels, which may provide the Company with more favourable comprehensive costs on the financing proposals. In addition, it also showed that CSA Leasing’s capability to conduct the operating lease transactions.

Secondly, the business team of CSA Leasing has a wealth of experience in the field of aircraft leasing and it has well known on the business needs of the Group, therefore the business communication between the Company and CSA Leasing would be more smoothly, and it is easier to achieve a mutual understanding with the principle of maximising both parties’ benefits in the agreement negotiation stage. In addition, the experience of the business team of CSA Leasing in managing the residual value in aircraft can also help the Group to optimise the fleet structure through Operating Lease Transactions. Also, CSA Leasing has demonstrated mature project execution and management capabilities through setting up domestic bonded leasing platforms in Tianjin Dongjiang, Guangzhou Nansha and Xiamen Xiangyu, and completing 51 finance lease transactions, and operating lease transactions for 20 aircraft and 6 engines, from its commencement of operations in 2017 until September 2019. Through entering into the 2020-2022 Finance and Lease Service Framework Agreement, the Company is able to obtain financial support and relevant leasing services at an interest rate lower than the market rate, which allows the Company to further reduce its overall capital costs and enhance the bargaining power of the Company and the relevant member in the Group when conducting financial leasing and other businesses with other leasing companies.

Thirdly, with reference to the records of the previous cooperation between the Company and CSA Leasing, CSA Leasing demonstrated that it is able to provide the Company with lease proposals with competitive and marketable prices strictly in accordance with the relevant agreements, which safeguarded the Company’s introduction of aircraft and helped the Company in saving financing costs.

Fourthly, the Proposed Transactions between the Company and CSA Leasing will be based on the normal commercial terms and in the principle of market-driven. Upon reviewing and evaluating the financial proposals submitted from independent third parties, whether the Company may finally mandate the finance lease and operating lease to CSA Leasing depends on the prerequisites as stated in the above section headed “2020-2022 Finance and Lease Service Framework Agreement”.

According to the arrangement under the 2020-2022 Finance and Lease Service Framework Agreement, CSA Leasing itself or it has incorporated or will incorporate wholly-owned subsidiaries in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone, the Xiamen Xiangyu Bonded Zone or other zones of the PRC for the purpose of acting as the Lessor(s) in the Proposed Transactions.

As for the Finance Lease Transactions, by utilising the finance lease structure to introduce the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use it to deduct value added tax. Through adopting the finance lease arrangement provided by CSA Leasing under the Finance Lease Transactions, the maximum savable financing costs for the Lessee(s) (after deducting the total handling fee payable to the Lessor(s) from the total deductible value added tax in respect of the interest payments) as compared to adopting secured loans arrangements with equivalent interest rates are estimated as follows:

Units: US$ in millions

Transaction period	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
The maximum savable financing costs under the Finance Lease Transactions	96 (or the equivalent amount in RMB)	94 (or the equivalent amount in RMB)	82 (or the equivalent amount in RMB)

Under the 2018-2019 Finance and Lease Service Framework Agreement, the Group introduced 17 aircraft by adopting the finance lease arrangement provided by CSA Leasing and 18 aircraft by adopting the operating lease arrangement provided by CSA Leasing in the year ending 31 December 2018. Further, the Group introduced a total of 12 aircraft by adopting the finance lease arrangement provided by CSA Leasing and 0 aircraft by adopting the operating lease arrangement provided by CSA Leasing in the nine months ended 30 September 2019. After deducting the handling fee payable to CSA Leasing, the Company would save financing costs of approximately US$55.43 million (which is equivalent to approximately RMB388 million) as compared to the secured loan with the same interest rates.

Apart from saving financing costs, it is expected that the Finance Lease Transactions would also enhance the financial structure of the Company and ensure that the Company’s funding needs are being satisfied.

The terms and conditions of the Proposed Transactions are agreed after arm’s length negotiations between the parties. The Directors (excluding the independent non-executive Directors whose view will be expressed in the circular) are of the view that the Proposed Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company, and that the terms of the Proposed Transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

IMPLICATION UNDER THE LISTING RULES

CSA Leasing is an indirect wholly-owned subsidiary of CSAH, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement is more than 25% but less than 100% on an annual basis, the Finance Lease Transactions will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules.

Therefore, the Finance Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement is more than 5% but less than 25% on an annual basis, the Operating Lease Transactions will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules, therefore the Operating Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transaction under Chapter 14 of the Listing Rules.

According to the listing rules of the Shanghai Stock Exchange, the Proposed Transactions under 2020-2022 Finance and Lease Service Framework Agreement will be subject to the Shareholders’ approval, therefore the 2020-2022 Finance and Lease Service Framework Agreement will be submitted to the EGM for obtaining the approval from the Shareholders.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Proposed Transactions. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee will be established to advise the Independent Shareholders, in respect of the transactions under the 2020-2022 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder.

CSAH and its associates will abstain from voting on the ordinary resolutions approving the Proposed Transactions at the EGM to be convened for the purpose of approving, among others, the 2020-2022 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder.

A circular containing further information in relation to the Proposed Transactions, including a letter from the Independent Board Committee and a letter from the Independent Financial Advisor, both advising on the terms of the 2020-2022 Finance and Lease Service Framework Agreement and other related matters under the Listing Rules, will be issued by the Company and despatched to the Shareholders no later than 31 October 2019.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“2018-2019 Finance and Lease Service Framework Agreement”	the 2018-2019 finance and lease service framework agreement entered into between the Company and CSA Leasing on 17 October 2017, pursuant to which CSA Leasing agreed to (i) provide finance leasing to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment; and (ii) provide operating lease to the Company in relation to certain aircraft and engines for the period from 1 January 2018 to 31 December 2019 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“2018-2019 Finance Lease Transactions”	the finance lease of the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment pursuant to the 2018-2019 Finance and Lease Service Framework Agreement

“2018-2019 Operating Lease Transactions”	the operating lease of the aircraft and engines pursuant to the 2018- 2019 Finance and Lease Service Framework Agreement

“2020-2022 Finance and Lease Service Framework Agreement”	the 2020-2022 finance and lease service framework agreement entered into between the Company and CSA Leasing on 10 October 2019, pursuant to which CSA Leasing agreed to (i) provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment; and (ii) provide operating lease service to the Company in relation to certain aircraft, helicopters and engines for the period from 1 January 2020 to 31 December 2022 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“A Share(s)”	A share(s) of RMB1.00 each in the capital of the Company

“Airbus S.A.S.”	Airbus S.A.S., a company incorporated under the laws of France

“Aircraft Related Assets”	helicopter, simulator and engines

“Aviation Related Equipment”	the aviation materials and special equipment (including special vehicles, the equipment for transport handling, security check, communication navigation, flight training, maintenance and testing, and process equipment, etc.)

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning as defined in the Listing Rules

“Board”	the board of Directors

“Boeing Company”	Boeing Company, a company incorporated in the State of Delaware of the United States of America

“Comac”	Commercial Aircraft Corporation of China Limited, a company incorporated in the PRC

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSA Leasing”	China Southern Air Leasing Company Limited* (南航國際融資租賃有限公司), (formerly known as CSA International Finance Leasing Co., Ltd.), a company incorporated in the PRC with limited liability, and owned as to 75% by China Southern Airlines Group Capital Holding Limited* (中國南航集團資本控股有限公 司) and 25% by Nan Lung Holding Limited, each a wholly-owned subsidiary of CSAH as at the date of this announcement

“Delivery Date”	the dates on which the Lessor(s) delivers the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment to the Company pursuant to the respective Finance Lease Agreement

“Directors”	the directors of the Company

“EGM”	the second extraordinary general meeting of the Company to be convened in December 2019, or any adjournment thereof, to consider, and if thought fit, approve, among other things, the 2020- 2022 Finance and Lease Service Framework Agreement

“Finance Lease Agreements”	the individual finance lease agreements in relation to the finance lease of the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment to be entered into by the Company pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“Finance Lease Transactions”	the finance lease of the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“Group”	the Company and its existing subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Share(s)”	H share(s) of RMB1.00 each in the capital of the Company

“IFRS”	the International Financial Reporting Standards issued by the International Accounting Standards Board

“IFRS 16”	the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, set out the principles for the recognition, measurement, presentation and disclosure of leases

“Independent Board Committee”	the independent committee of the Board, the members of which consists of the independent non-executive Directors, established for the purpose of considering the transactions under the 2020-2022 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder, and to advise the Independent Shareholders on the same

“Independent Financial Adviser”	TUS Corporate Finance Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Transactions under the 2020-2022 Finance and Lease Service Framework Agreement and the proposed annual caps thereunder

“Independent Shareholders”	shareholders of the Company other than CSAH and its associates

“Leased Aircraft”	the aircraft planned to be introduced by the Company during the period from 1 January 2020 to 31 December 2022, and to be entered into the finance lease in respect of the Proposed Transactions

“Leased Aircraft Related Assets”	the Aircraft Related Assets planned to be introduced by the Company during the period from 1 January 2020 to 31 December 2022, and to be entered into the finance lease in respect of the Proposed Transactions

“Leased Aviation Related Equipment”	the Aviation Related Equipment planned to be introduced by the Company during the period from 1 January 2020 to 31 December 2022, and to be entered into the finance lease in respect of the Proposed Transactions

“Lessee(s)”	The Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries)

“Lessor(s)”	CSA Leasing or wholly-owned subsidiaries of CSA Leasing which has been or are to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone, the Xiamen Xiangyu Bonded Zone or other zones of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Operating Lease Agreements”	the individual operating lease agreements in relation to the operating lease of certain aircraft, helicopters and engines to be entered into by the Company pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“Operating Lease Transactions”	the operating lease of the certain aircraft, helicopters and engines pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Proposed Transactions”	collectively, the Finance Lease Transactions and Operating Lease Transactions

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	collectively, the H Shares and A Shares

“Shareholder(s)”	shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	United States dollars, the lawful currency of the United States of America

*	For identification purpose only

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

10 October 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.